Exhibit 4.115
FIFTH AMENDMENT TO THE AGREEMENTS FOR PROVISION OF PERSONNEL
DATED JANUARY 1, 2019
THIS ADDENDUM (the “Addendum”) is entered into between Top Ships Inc. a Marshall Islands corporation (“TOPS”) and Central Mare Inc., a Marshall Islands corporation (“CENTRAL”), effective as of January 1, 2019.
WITNESSETH THAT:
WHEREAS.  TOPS and CENTRAL have previously entered into separate agreements dated September 1, 2010 pursuant to which CENTRAL furnishes TOPS with its executive officers namely Chief Executive Officer, Chief Financial Officer, Executive Vice President and Chief Technical Officer (the “Agreements”);
WHEREAS, TOPS and CENTRAL have previously entered into an agreement dated March 1, 2011 pursuant to which CENTRAL furnishes TOPS with certain employees including Corporate Development Officer, Internal Auditor as well as certain administrative employees;
.WHEREAS, TOPS and CENTRAL have previously entered into an amendment agreement dated July 1, 2012 pursuant to which CENTRAL would not provide a Corporate Development Officer to TOPS and also monetary remuneration payable to CENTRAL for the provision of TOPS officers and other personnel was reduced;
WHEREAS, TOPS and CENTRAL have previously entered into an amendment agreement dated January 1, 2014 pursuant to which monetary remuneration payable to CENTRAL for the provision of TOPS officers and other personnel was further reduced;
WHEREAS, TOPS and CENTRAL have previously entered into an amendment agreement dated July 1, 2014 pursuant to which monetary remuneration payable to CENTRAL for the provision of TOPS officers and other personnel was increased;
WHEREAS, TOPS and CENTRAL have previously entered into an amendment agreement dated January 1, 2016 pursuant to which monetary remuneration payable to CENTRAL for the provision of TOPS officers and other personnel was increased;
WHEREAS, TOPS and CENTRAL have previously entered into an addendum to the amendment agreement of January 1, 2016 dated June 30, 2016 pursuant to which monetary remuneration payable to CENTRAL for the provision of TOPS officers and other personnel was temporarily decreased;
NOW THEREFORE, in consideration of the premises set forth above, the, undersigned hereby agree to amend the fourth amendment to the Agreements as follows:
A.  Monetary remuneration for the provision of Executive Officers, including base salary and incentive compensation, as stipulated in the Agreements dated September 1, 2010, as amended by the abovementioned amendment agreements is hereby agreed to be set to USD 30,000 per month.
B.  All other terms stipulated in the January 1, 2016 amendment remain unchanged.

IN WITNESS whereof the parties to this Agreement have caused this Agreement to be executed and delivered as of the day and year first above written.
SIGNED for and on behalf of:

Top Ships Inc.

By:	/s/ Alexandros Tsirikos

Name:	Alexandros Tsirikos

Title:	DIRECTOR

Central Mare Inc.

By:	/s/ Stylianos Giamanis

Name:	STYLIANOS GIAMANIS

Title:	PRESIDENT/TREASURER/DIRECTOR